UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Icagen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number)

August 19, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P500

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only). 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 605,248
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 605,248
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,248
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.78%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 pages

CUSIP No. 45104P500

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only). 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 605,248
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 605,248
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,248
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.78%
12.	Type of Reporting Person (See Instructions) OO

Page 3 of 9 pages

CUSIP No. 45104P500

1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only). 98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 545,484
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 545,484
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 545,484
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.12%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 9 pages

CUSIP No. 45104P500

1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only). 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 605,248
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 605,248
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 605,248
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.78%
12.	Type of Reporting Person (See Instructions) OO

Page 5 of 9 pages

Item 1(a).	Name of Issuer

The name of the issuer is Icagen, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703, United States

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

QVT Financial LP

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Partnership

QVT Financial GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

QVT Fund LP

Walkers SPV, Walker House

87 Mary Street

George Town, Grand Cayman, KY1 9005 Cayman Islands

Cayman Islands Limited Partnership

QVT Associates GP LLC

1177 Avenue of the Americas, 9th Floor

New York, New York 10036

Delaware Limited Liability Company

Item 2(d).	Title of Class of Securities

The title of the securities is common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 45104P500.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 6 of 9 pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

(a)	Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP and Quintessence Fund L.P. QVT Fund LP beneficially owns 545,484 shares of Common Stock. Quintessence Fund L.P. beneficially owns 59,764 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by QVT Fund LP and Quintessence Fund L.P. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 605,248 shares of Common Stock, consisting of the shares owned by QVT Fund LP and Quintessence Fund L.P.

QVT Fund LP acquired beneficial ownership of more than 5% of the class of equity securities as of August 19, 2011.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of QVT Fund LP and Quintessence Fund L.P., may be deemed to beneficially own the aggregate number of shares of Common Stock owned by QVT Fund LP and Quintessence Fund L.P., and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 605,248 shares of Common Stock.

The percentage disclosed in Item 11 of the Cover Pages for each reporting person is calculated on the basis of (i) 8,852,725 shares of Common Stock outstanding, which is the total number of shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on August 12, 2011 and (ii) Rule 13d-3(d)(1)(i).

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c)	Number of shares as to which the person has:

Page 7 of 9 pages

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

QVT FINANCIAL LP		QVT ASSOCIATES GP LLC

By QVT Financial GP LLC,
its General Partner

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ MEG EISNER	By:	/s/ MEG EISNER
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT FINANCIAL GP LLC		QVT FUND LP

By QVT Associates GP LLC,
its General Partner

By:	/s/ NICHOLAS BRUMM	By:	/s/ NICHOLAS BRUMM
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ MEG EISNER	By:	/s/ MEG EISNER
Name:	Meg Eisner	Name:	Meg Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

Page 9 of 9 pages